Exhibit 12

Ratio of Earnings to Fixed Charges (in millions)

		2010	2011	2012	2013	2014

Net loss before income tax expense and earnings from equity investments		(54.2)	(25.8)	(75.7)	(153.5)	(507.1)

Add fixed charges:
	Interest expense including amortization of debt issuance costs	101.6	104.7	100.0	119.5	307.2
	Estimate of interest within rental expense	5.8	5.3	5.4	5.6	14.8
	Total fixed charges	107.4	110.0	105.4	125.1	322.0

	Distributed earnings from equity investments	34.4	35.2	38.1	29.5	28.5

	Adjusted earnings	87.6	119.4	67.8	1.1	(156.6)

Ratio of earnings to fixed charges (1)		0.8	1.1	0.6	—	(0.5)

(1) The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges.

(1)
The ratio of earnings to fixed charges is computed by dividing adjusted earnings by fixed charges. Earnings before fixed charges were inadequate to cover total fixed charges by $19.8 million, $37.6 million, $124.0 million and $478.6 million for years ended 2010, 2012, 2013 and 2014, respectively. The computation of adjusted earnings in years prior to 2011 in our disclosures of ratio of earnings to fixed charges did not include the addition of distributed earnings from equity investments (which had the effect of increasing such ratio by 0.3 in 2010).